SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:    Changes to Definition of IFRS Operating Profit for Jackson

10 February 2011

Changes to Definition of IFRS Operating Profit for Jackson

In our 2010 Interim Results presentation we indicated that we would review our definition of Jackson's IFRS operating profit based on longer-term investment returns.  Having completed our review, we have decided to amend that definition within our 2010 financial statements.  This change is purely an issue of accounting presentation.  Our hedging approach at Jackson as always, will continue to focus on optimising the economic outcome for our shareholders ahead of the accounting results.  This focus means that we sometimes accept a degree of volatility in our accounting results in order to ensure we achieve the right economic result.

The proposed change, which is a reclassification of accounting volatility (described below) from IFRS operating profit into short-term fluctuations in investment returns, will ensure that our results better reflect Jackson's unchanged and continued focus on optimising economic value.  It is a presentational change and it has no impact on IFRS profit before tax or shareholders' funds.  The proposed change also has no impact on our EEV financial statements.

We are keen to allow enough time for any necessary adjustments to investors' and analysts' financial models to be made ahead of the announcement of our preliminary results for 2010 on 9th March 2011.  Therefore we have set out below the details of the proposed accounting change along with tables showing the effect of the change on historic results.

Accounting volatility currently arises within Prudential's IFRS operating profit due to the difference between the movement in the fair value of free standing derivatives within Jackson's variable and fixed index annuity hedging programme and the movement in the accounting value of Jackson's liabilities for variable and fixed index annuity guarantees.  Typically, under IFRS, reserves are not fair valued, which for the US variable annuities business produces a distorting accounting effect on the IFRS operating profit that is not representative of the true economics of Jackson's hedging programme.  Jackson's hedges are marked to market.  When the marked to market value of the hedges changes, there are offsetting changes in the economic value of the hedged liabilities which are not reflected in our accounts.  This mismatch creates additional short term volatility in our profit which does not reflect changes in the underlying economic position.

Over the long term the impact of this accounting distortion should cumulatively net out to a broadly neutral effect, but in the short term the IFRS operating profit can be highly volatile.  The recent growth in Jackson's variable annuity business has resulted in this short-term effect having a greater impact on our IFRS operating profit than in prior years.  In the 2010 half-year financial statements, this accounting mismatch produced a positive contribution to IFRS operating profit of £123m, which we underlined when we presented our interim results and in the 2009 financial statements the same mismatch produced a negative contribution of £159m, as previously disclosed.

Within the 2010 financial statements and for future reporting periods, these amounts will be included in short-term fluctuations in investment returns and will therefore not be included within IFRS operating profit.

The tables below show the historical effect of this change on the presentation of IFRS profits.  This new presentation should make it easier for investors and analysts to forecast our results and will improve the comparability of Jackson's results with those of its US peers.

Enquiries:
Investors
David Collins	+44 (0) 20 7548 2871
Andy Rowe	+44 (0) 20 7548 3860

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Notes to Editors

About Prudential plc
Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £309 billion in assets under management (as at 30 June 2010). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.  By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement.  Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's "Solvency II" requirements on Prudential's capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the heading "Risk factors" in Prudential's most recent Annual Report and in Item 3 "Risk Factors" of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the heading "Risk factors" in any subsequent Prudential Half Year Financial Report.  Prudential's most recent Annual Report and any subsequent Half Year Financial Report are available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this statement are made only as of the date hereof. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules or the SGX-ST listing rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date   10 February, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns,
Head of Group Secretariat